SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



For the month of: August 2002



                               Given Imaging Ltd.
               (Exact name of registrant as specified in charter)



                    2 Ha'Carmel Street, Yoqneam 20692, Israel
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                       ---



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                     No   X
                               ---                     ---

                               Given Imaging Ltd.
                               ------------------


The following exhibits are filed as part of this Form 6-K:


Exhibit        Description
-------        -----------


A. Press release dated July 31, 2002 entitled "Given Imaging Announces First Quarter 2002 Results."


B. Unaudited interim consolidated financial statements of Given Imaging Ltd. as of June 30, 2002.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         GIVEN IMAGING LTD.


Date:    August 1, 2002                  By:  /s/ Zvi Ben David
                                            ------------------------------------
                                            Name:     Zvi Ben David
                                            Title:    Vice President and
                                                      Chief Financial Officer

                                                                       EXHIBIT A

                GIVEN IMAGING ANNOUNCES FIRST SECOND 2002 RESULTS
                -------------------------------------------------

               - Third consecutive quarter of increased revenues -

Yoqneam, Israel, July 31, 2002 - Given Imaging Ltd. (NASDAQ:GIVN), today announced second quarter and first half results for the period ended June 30, 2002.

The Company announced revenues of $7.2 million for the second quarter of 2002, 38% higher than the first quarter of 2002. The second quarter represents the third full quarter of sales for the Company for both the U.S. and European markets following FDA clearance of the Given(R) Diagnostic Imaging system in August 2001.

On a geographic basis, sales of the Given System in the United States accounted for 51% of the quarterly revenues. A geographic breakdown of second quarter 2002 sales is as follows:

(millions of U.S. dollars)
-------------------------

United States     $3.7

Europe            $2.4

ROW               $1.1

Second Quarter 2002 Financials

Revenues totaled $7.2 million for the second quarter. Gross profit was 54.4% of revenues, slightly higher than first quarter of 2002. The loss for the second quarter was $4.9 million compared to a loss of $5.8 million in the first quarter of 2002.

Second Quarter Highlights
-------------------------

"The increase in second quarter sales indicates that gastroenterologists are recognizing the value of the Given System as a necessary diagnostic tool for their practice," said Dr. Gavriel Meron, President and CEO of Given Imaging, Ltd. "This is reinforced by the overwhelmingly positive response we received at Digestive Disease Week and sales of the Given System following this event. Additional reimbursement coverage in the second quarter is yet another sign that capsule endoscopy is becoming the new standard of care in the diagnosis of disorders of the small intestine."

During the second quarter, Given Imaging accomplished the following milestones:

- Sold more than 6,900 M2A capsules, of which approximately 4,800 represent reorders.

- Reached an installed base for the Given System of more than 600, with 268 systems installed in the United States.

- Hosted a symposium at Digestive Disease Week on capsule endoscopy that was attended by more than 1,000 healthcare professionals. In addition, more than 48 clinical studies involving nearly 1,000 patients were presented by physicians including indications for Crohn's disease, celiac disease, gastrointestinal tumors and pediatric use of the capsule, and reporting diagnostic yields of up to 80% for the M2A capsule.

- Created a joint venture in Japan with Marubeni Corporation, one of Japan's largest trading corporations and Suzuken, Japan's largest pharmaceuticals distributor to commercialize the Given System in Japan.

- Received notification of insurance coverage statements from California Medicare, Anthem Blue Cross and Blue Shield, Empire Medicare Services, Palmetto GBA and Triple-S. Recently, Noridian Healthcare and Oxford Health Plans also issued coverage statements. To date, more than 26 million individuals in the U.S. have reimbursable access to the M2A diagnostic system.

- Launched the M2A plus capsule following FDA clearance in May. The M2A plus allows physicians to pinpoint the exact location of a pathology.

- Launched OrderWIN system that allows physicians and hospitals in the United States to reorder capsules over the internet.

- Signed distribution agreements in 15 additional territories, bringing worldwide coverage to 46 countries as of the end of the quarter.

First Six Month Results 2002
----------------------------

Revenues totaled $12.4 million for the first half of 2002. Gross profit was 53% of revenues. Operating expenses were $17.4 million. The loss for the first six months of 2002 was $10.7 million.

Other Developments
------------------

On a separate note, Given Imaging today also announced the appointment of current director Doron Birger as chairman of its board after accepting the resignation of current chairman Ami Erel. Mr. Birger is president of Elron Electronic Industries Ltd., (NASDAQ: ELRN), and has served as a director of Given Imaging since June 2000. Mr. Erel stated, "I am tendering my resignation so that I can concentrate on other investments. Since Given Imaging is no longer a development stage company and has been publicly traded in the United States for almost nine months, I believe that now is an appropriate time for me to step down. It has been a pleasure serving on the board of directors of Given Imaging, and I wish the company and its management every success in the future."

In addition, following the resignation of Mr. Erel, the board announced the appointment of Dr. Chen Barir and Dr. Gavriel Meron as members of its board, thereby increasing the size of the board by one director to a total of nine directors. Dr. Barir is Chairman of Berman & Co. Trading and Investments Ltd. and subsidiaries, Galil Medical Ltd. and Sunlight Medical Ltd. He is also a director of Optonol Ltd. and Elron Electronic Industries Ltd. Dr. Barir holds a Master in Business Administration from the European Institute of Business Administration (INSEAD) in Fontainebleau, France and a Doctorate in Law and Economics from Harvard Law School in Cambridge, MA. Dr. Meron has served as the president and chief executive officer of Given Imaging since founding it in 1998.

Second Quarter Webcast Information
----------------------------------

Given Imaging will host a live webcast tomorrow, Thursday, August 1, 2002, at 11:00 am Eastern Time (6:00 pm Israel time) to discuss second quarter 2002 results. The presentation will be webcast through the Company's website www.givenimaging.com.

About Given Imaging

Given Imaging produces and markets the Given Diagnostic System, which features the M2A(R) Capsule Endoscope, a fundamentally new approach to examining the gastrointestinal tract. The system uses a disposable miniature video camera contained in a capsule that is ingested by a patient and delivers high quality color images in a painless and noninvasive manner. The test can be conducted while a patient continues normal daily activities. The system received clearance from the FDA in August 2001 and received permission to affix the CE mark in May 2001. The system is currently being marketed in more than 40 countries worldwide, including the USA, Canada, Europe, Central and South America and Asia. Thousands of patients suffering from diseases in the small intestine such as Crohn's, celiac disease, unexplained abdominal pain with diarrhea, polyposis, intestinal tumors, iron deficiency anemia and obscure bleeding have already benefited from this innovative technology. For more information, visit www.givenimaging.com.

                                      # # #

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," "intends" and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, and other risks disclosed in our filings with the U.S. Securities Exchange Commission.

                                     # # #

                            (Financial tables follow)

              Given Imaging Ltd. And Its Consolidated Subsidiaries
                           Consolidated Balance Sheets
                    U.S. $ in thousands except per share data

                                               December 31,      June 30,
                                                  2001             2002
                                             --------------   --------------
                                                (Audited)       (Unaudited)

Assets

 Cash and cash equivalents                         $61,230           $50,300
Current assets                                       7,729            14,511
                                             --------------   --------------
Total current assets                                68,959            64,811

 Fixed assets, net                                   5,104             8,034

 Other assets, net                                   1,860             2,243
                                             --------------   --------------
 Total Assets                                      $75,923           $75,088
                                             ==============   ==============


Liabilities and shareholders' equity

 Current liabilities                                 5,875            10,528
 Deferred revenue                                      193               502
                                             --------------   --------------
 Total current liabilities                           6,068            11,030
                                             ==============   ==============
 Long-term liabilities                                 522               722

 Minority interest                                       -             2,274

 Shareholders' equity                               69,333            61,062
                                             --------------   --------------
Total liabilities and shareholders' equity         $75,923           $75,088
                                             ==============   ==============


                              Given Imaging Ltd. And Its Consolidated Subsidiaries
                                      Consolidated Statements Of Operations
                                    U.S. $ in thousands except per share data



                                                     Six month period           Three month period
                                                       ended June 30,              ended June 30,
                                               ---------------------------  ---------------------------
                                                   2001          2002           2001          2002
                                               ------------   ------------  ------------   ------------
                                                (Unaudited)   (Unaudited)   (Unaudited)    (Unaudited)

Revenues                                                $-        $12,395            $-         $7,179

Cost of revenues                                         -         (5,774)            -         (3,271)
                                               ------------   ------------  ------------   ------------
Gross profit                                             -          6,621             -          3,908

Research and development costs                      (2,568)        (4,309)       (1,484)        (2,316)
Marketing expenses                                  (4,293)       (10,824)       (2,817)        (5,993)
General and administrative expenses                   (906)        (2,314)         (521)        (1,230)
                                               ------------   ------------  ------------   ------------
Operating loss                                      (7,767)       (10,826)       (4,822)        (5,631)

Financing income, net                                  373          1,006           101            725
Other income (expenses)                                  -           (727)            -            109
                                               ------------   ------------  ------------   ------------

Net loss before minority share                      (7,394)       (10,547)       (4,721)        (4,797)

Minority share in profits of subsidiary                  -           (118)            -           (118)
                                               ------------   ------------  ------------   ------------
Net loss                                          $ (7,394)     $ (10,665)     $ (4,721)      $ (4,915)
                                               ============   ============  ============   ============
Basic and diluted loss per Ordinary Share           $(0.98)        $(0.42)       $(0.61)        $(0.20)
                                               ============   ============  ============   ============

Weighted average number of Ordinary Shares
outstanding used in basic and diluted loss
per Ordinary Share calculation
                                                 8,804,188     25,129,913     8,804,188     25,154,913
                                               ============   ============  ============   ============

                                                                       EXHIBIT B


                               Given Imaging Ltd.
                        And Its Consolidated Subsidiaries

                    Interim Consolidated Financial Statements
                               As of June 30, 2002
                                   (Unaudited)

              Given Imaging Ltd. and its Consolidated Subsidiaries
                   Index to Consolidated Financial Statements



                                                                            Page

Consolidated Balance Sheets                                                    2

Consolidated Statements of Operations                                          4

Consolidated Statements of Changes in Shareholders' Equity                     5

Consolidated Statements of Cash Flows                                          6

Notes to the Consolidated Financial Statements                                 8

                                          Given Imaging Ltd. and its Consolidated Subsidiaries
                                                      Consolidated Balance Sheets
                                               U.S.$ in thousands except per share data


                                                                                  June 30,                 December 31,
                                                                    -----------------------------------   --------------
                                                                           2002              2001              2001
                                                                    -----------------  -----------------  --------------
                                                                        (Unaudited)       (Unaudited)        (Audited)
                                                                    -----------------  -----------------  --------------
Assets

Current assets
 Cash and cash equivalents                                                  $ 50,300          $ 10,718          $ 61,230
 Accounts receivable:
   Trade                                                                       5,422               473             2,470
   Other                                                                       1,018                                 853
 Inventories                                                                   6,746             2,404             3,257
 Prepaid expenses                                                              1,141               125             1,149
 Advances to suppliers                                                           184                12                 -
                                                                       --------------     --------------    --------------

Total current assets                                                          64,811            13,732            68,959
                                                                       --------------     --------------    --------------
 Deposits                                                                        130                65               104

 Assets held for severance benefits                                              505                227              353

 Fixed assets, less accumulated depreciation                                   8,034              3,490             5,104

 Other assets, at cost, less accumulated amortization                          1,608              1,673             1,403
                                                                       --------------     --------------    --------------
 Total Assets                                                               $ 75,088          $  19,187          $ 75,923
                                                                       ==============     ==============    ==============



                                          Given Imaging Ltd. and its Consolidated Subsidiaries
                                                      Consolidated Balance Sheets
                                               U.S.$ in thousands except per share data

                                                                                     June 30,                 December 31,
                                                                       -----------------------------------   --------------
                                                                              2002              2001              2001
                                                                       -----------------  -----------------  --------------
                                                                           (Unaudited)       (Unaudited)        (Audited)
                                                                       -----------------  -----------------  --------------
Liabilities and shareholders' equity

Current liabilities

Current installments of obligation under capital lease                         $  66              $ 65              $ 62
Accounts payable and accrued expenses:
  Trade                                                                        4,134             1,580             2,765
  Other                                                                        6,293             1,130             3,032
Related parties                                                                   35               116                16
Deferred revenue                                                                 502                 1               193
                                                                       --------------     --------------    --------------
Total current liabilities                                                     11,030             2,892             6,068
                                                                       --------------     --------------    --------------
Long-term liabilities
Obligation under capital lease, net                                               76               152               105
Liability for employee severance benefits                                        646               283               417
                                                                       --------------     --------------    --------------
Total long-term liabilities                                                      722               435               522
                                                                       --------------     --------------    --------------
Total liabilities                                                             11,752             3,327             6,590

Minority interest                                                              2,274                 -                 -

Shareholders' equity
Share capital:
Series A Preferred Shares NIS 0.01 par value each (27,000,000 shares authorized and 0, 9,115,925 and 0 shares issued and
 fully paid at June 30, 2002, 2001 and December 31
 2001, respectively)                                                               -               107                 -
Ordinary A shares NIS 0.01 par value each (8,000,000
 authorized; 0, 0 and 0 shares issued and fully paid at,
 June 30, 2002, 2001 and December 31, 2001, respectively)                          -                 -                 -
Ordinary Shares, NIS 0.05 par value each (60,000,000 shares
 authorized; 25,174,913, 8,804,188 and 25,104,913 shares
 issued and fully paid at June 30, 2002, 2001 and December 31, 2001,
 respectively)                                                                   297               103               296
Additional paid-in capital                                                   100,115            35,682           100,103
Capital reserve                                                                2,165                 -                  -
Unearned compensation                                                           (134)             (579)             (350)
Accumulated deficit                                                          (41,381)          (19,453)          (30,716)
                                                                       --------------     --------------    --------------
Total shareholders' equity                                                    61,062            15,860            69,333
                                                                       --------------     --------------    --------------

Total liabilities and shareholders' equity                                  $ 75,088          $ 19,187          $ 75,923
                                                                       ==============     ==============    ==============



The accompanying notes are an integral part of these consolidated financial statements.

                                          Given Imaging Ltd. and its Consolidated Subsidiaries
                                                      Consolidated Balance Sheets
                                               U.S. $ in thousands except per share data


                                                                  Six month period ended   Three month period ended
                                                                         June 30,                 June 30,            Year ended
                                                             -------------------------  ------------------------      December 31
                                                                    2002         2001         2002         2001          2001
                                                                 -----------  -----------  -----------  -----------  -----------
                                                                 (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)   (Audited)

Revenues                                                            $12,395            -      $ 7,179           -      $ 4,733

Cost of revenues                                                     (5,774)           -       (3,271)          -       (2,476)
                                                                  -----------   -----------  -----------  ----------  ----------
Gross profit                                                          6,621            -        3,908           -        2,257

Operating expenses
Research and development, gross                                      (4,309)      (2,612)      (2,316)     (1,484)      (6,156)
Royalty bearing participation                                             -           44            -           -           44
                                                                  -----------   -----------  -----------  ----------  ----------

Research and development, net                                        (4,309)      (2,568)      (2,316)     (1,484)      (6,112)
Marketing expenses                                                  (10,824)      (4,293)      (5,993)     (2,817)     (12,902)
General and administrative expenses                                  (2,314)        (906)      (1,230)       (521)      (2,664)
                                                                  -----------   -----------  -----------  ----------  ----------
Total operating expenses                                            (17,447)      (7,767)      (9,539)     (4,822)     (21,678)


Operating loss                                                      (10,826)      (7,767)      (5,631)     (4,822)     (19,421)
Financing income, net                                                 1,006          373          725         101          764
Other income (expenses)                                                (727)           -          109           -            -
                                                                  -----------   -----------  -----------  ----------  ----------

Loss before taxes on income                                         (10,547)      (7,394)      (4,797)     (4,721)     (18,657)
Taxes on income                                                           -            -            -           -            -
                                                                  -----------   -----------  -----------  ----------  ----------
Net loss before minority share                                      (10,547)      (7,394)      (4,797)     (4,721)     (18,657)

Minority share in profits of subsidiary                                (118)           -         (118)          -            -
                                                                  -----------   -----------  -----------  ----------  ----------
Net loss                                                           $(10,665)    $ (7,394)     $(4,915)    $(4,721)   $ (18,657)

Basic and diluted loss per Ordinary Share                          $  (0.42)    $  (0.98)     $ (0.20)    $ (0.61)   $   (1.60)
                                                                  ===========   ===========  ===========  ========== ===========
Weighted average number of Ordinary Shares
outstanding used in basic and diluted loss per
Ordinary Share calculation                                       25,129,913    8,804,188   25,154,913   8,804,188   12,879,369
                                                                 ===========   =========== ============ =========== ===========


The accompanying notes are an integral part of these consolidated financial statements.



                                                    Given Imaging Ltd. and its Consolidated Subsidiaries
                                                                Consolidated Balance Sheets
                                                          U.S. $ in thousands except per share data



                                                  Series A                                         Additional
                                               Preferred Shares            Ordinary Shares          Paid-In
                                              --------------------       ---------------------      Capital
                                              Shares        Amount       Shares         Amount     ----------
                                              ------        ------       ------         ------
Six months ended June 30, 2002
 (Unaudited)
Balance as of December 31, 2001                     -        $   -      25,104,913      $  296      $100,103


Changes during the period:
Exercise of stock options                            -           -          70,000           1            78
Forfeiture of stock options                          -           -               -           -           (66)
Amortization of
 unearned compensation, net                          -           -               -           -             -
Capital reserve from issuance of shares
 in a newly formed subsidiary                        -           -               -           -             -
Net loss                                             -           -               -           -             -
                                            ----------      ------      ----------      ------      --------
Balance as of June 30, 2002
 (Unaudited)                                         -      $    -      25,174,913      $  297      $100,115
                                            ----------      ------      ----------      ------      --------

Six months ended June 30, 2001
 (Unaudited)
Balance as of December 31, 2000             9,115,925       $  107       8,804,188      $  103      $ 35,384

Changes during the period:
Employees' stock options                            -            -              -            -           298
Amortization of
 unearned compensation                              -            -              -            -             -
Net loss                                            -            -              -            -             -
                                            ----------      ------      ----------      ------      --------
Balance as of June 30,
 2001 (Unaudited)                           9,115,925       $  107      8,804,188       $  103      $ 35,682
                                            ----------      ------      ----------      ------      --------
Three months ended June 30, 2002
 (Unaudited)
Balance as of March 31, 2002                        -        $   -     25,104,913       $  296      $100,103


Changes during the period:
Exercise of stock options                           -            -         70,000            1            78
Forfeiture of stock options                         -            -              -            -           (66)
Amortization of
 unearned compensation, net                         -            -              -            -             -
Capital reserve from issuance of shares
 in a newly formed subsidiary                       -            -              -            -             -
Net loss                                            -            -              -            -             -
                                            ----------      ------      ----------      -------     --------
Balance as of June 30, 2002
 (Unaudited)                                        -        $   -     25,174,913         $ 297     $ 100,115
                                            ----------      ------      ----------      -------     --------
Three months ended June 30, 2001
 (Unaudited)
Balance as of March 31, 2001                9,115,925        $ 107      8,804,188         $ 103     $ 35,430

Changes during the period:
Employees' stock options                            -            -              -             -          252
Amortization of
 unearned compensation                              -            -              -             -            -
Net loss                                            -            -              -             -            -
                                            ----------      ------      ----------      -------     --------
Balance as of June 30, 2001
 (Unaudited)                                9,115,925        $ 107      8,804,188         $ 103      $ 35,682
                                            ----------      ------      ----------      -------     --------
Year ended December 31,2001
 (Audited)
Balance as of December 31, 2000             9,115,925        $ 107      8,804,188         $ 103      $ 35,384

Changes during the year:
Conversion of preferred shares into
 Ordinary Shares                           (9,115,925)        (107)     9,115,925           107             -
Ordinary shares issued                              -            -      7,184,800            86        64,101
Employees' stock options                            -            -              -             -           251
Non-employees' stock options                        -            -              -             -           367
Amortization of
 unearned compensation                              -            -              -             -             -
Net loss                                            -            -              -             -             -
                                            ----------      ------      ----------      -------     ---------
Balance as of
 December 31, 2001 (Audited)                        -        $   -      25,104,913        $ 296      $100,103
                                            ----------      ------      ----------      -------     ---------


                                                    Given Imaging Ltd. and its Consolidated Subsidiaries
                                                                Consolidated Balance Sheets
                                                          U.S. $ in thousands except per share data




                                               Capital          Unearned          Accumulated
                                               reserve        compensation          deficit         Total
                                               -------        ------------        -----------      -------

Six months ended June 30, 2002
 (Unaudited)
Balance as of December 31, 2001                 $     -          $    (350)      $   (30,716)    $ 69,333


Changes during the period:
Exercise of stock options                             -                  -                 -           79
Forfeiture of stock options                           -                 66                 -            -
Amortization of
 unearned compensation, net                           -                150                 -          150
Capital reserve from issuance of shares
 in a newly formed subsidiary                     2,165                  -                 -        2,165
Net loss                                              -                  -           (10,665)     (10,665)
                                                -------          ---------         ----------    ---------
Balance as of June 30, 2002
 (Unaudited)                                    $ 2,165          $    (134)       $  (41,381)    $ 61,062
                                                -------          ---------         ----------    ---------

Six months ended June 30, 2001
 (Unaudited)
Balance as of December 31, 2000                 $     -          $    (460)       $  (12,059)     $23,075

Changes during the period:
Employees' stock options                              -               (298)                -            -
Amortization of
 unearned compensation                                -                179                 -          179
Net loss                                              -                  -            (7,394)      (7,394)
                                                -------          ---------         ----------    ---------
Balance as of June 30,
 2001 (Unaudited)                               $     -          $    (579)       $  (19,453)     $15,860
                                                -------          ---------         ----------    ---------
Three months ended June 30, 2002
 (Unaudited)
Balance as of March 31, 2002                    $     -          $    (270)       $  (36,466)    $ 63,663


Changes during the period:
Exercise of stock options                             -                  -                 -           79
Forfeiture of stock options                           -                 66                 -            -
Amortization of
 unearned compensation, net                           -                 70                 -           70
Capital reserve from issuance of shares
 in a newly formed subsidiary                     2,165                  -                 -        2,165
Net loss                                              -                  -            (4,915)      (4,915)
                                                -------          ---------         ----------    ---------
Balance as of June 30, 2002
 (Unaudited)                                    $ 2,165          $    (134)       $  (41,381)    $ 61,062
                                                -------          ---------         ----------    ---------
Three months ended June 30, 2001
 (Unaudited)
Balance as of March 31, 2001                     $    -          $    (420)       $  (14,732)     $20,488

Changes during the period:
Employees' stock options                              -               (252)                -            -
Amortization of
 unearned compensation                                -                 93                 -           93
Net loss                                              -                  -            (4,721)      (4,721)
                                                -------          ---------         ----------    ---------
Balance as of June 30, 2001
 (Unaudited)                                     $    -          $    (579)       $  (19,453)     $15,860
                                                -------          ----------        ----------    ---------
Year ended December 31,2001
 (Audited)
Balance as of December 31, 2000                  $    -          $    (460)       $  (12,059)    $ 23,075

Changes during the year:
Conversion of preferred shares into
 Ordinary Shares                                                         -                 -            -
Ordinary shares issued                                -                  -                 -       64,187
Employees' stock options                              -               (251)                -            -
Non-employees' stock options                          -                  -                 -          367
Amortization of
 unearned compensation                                -                361                 -          361
Net loss                                              -                  -           (18,657)     (18,657)
                                                -------          ----------        ----------    ---------
Balance as of
 December 31, 2001 (Audited)                     $    -          $    (350)       $  (30,716)    $ 69,333
                                                -------          ----------        ----------    ---------

The accompanying notes are an integral part of these consolidated financial statements.

                                          Given Imaging Ltd. and its Consolidated Subsidiaries
                                                      Consolidated Balance Sheets
                                               U.S. $ in thousands except per share data


                                                                   Six month period ended  Three month period ended
                                                                        June 30,                  June 30,            Year ended
                                                                  ------------------------ ------------------------   December 31,
                                                                    2002          2001          2002         2001           2001
                                                                 -----------    ----------   -----------  ----------- ------------
                                                                 (Unaudited)    (Unaudited)  (Unaudited)  (Unaudited)   (Audited)

Cash flows from operating activities:
Net loss                                                          $ (10,665)     $ (7,394)  $  (4,915)  $  (4,721)    $(18,657)


Adjustments required to reconcile net loss to net cash used in operating activities:

Minority share in profits of subsidiary                                 118             -         118           -            -
Depreciation and amortization                                           841           405         448         239        1,074
Financing expenses on capital lease obligation                            1            (1)         (1)          2           (4)
Erosion of deposits                                                       4             4           4           4            -
Employees' stock options compensation                                   150           179          70          93          361
Non employees' stock options compensation                                 -             -           -           -          367
Severance benefits, net                                                  77            17          22           4           25
Loss from sales of fixed assets                                           -            10           -           -           20
Increase in accounts receivable - trade                              (2,952)            -      (2,121)          -       (2,470)
Increase in accounts receivable                                        (165)         (154)       (118)       (288)        (534)
(Increase) decrease in prepaid expenses                                   8            40         (52)         80         (984)
(Increase) decrease in advances to suppliers                           (184)          247        (178)S       240          259
Increase in inventory                                                (3,489)       (1,785)     (2,177)     (1,203)      (2,638)
Increase in accounts payable                                          3,393           649       1,997         415        3,775
Increase in deferred revenue                                            309           116         170         116          193
Increase (decrease) in payable to related parties                        19             -          (2)          -           15
                                                                  ----------     ---------  ----------  ----------    ---------
Net cash used in operating activities
                                                                  $ (12,535)     $ (7,671)  $  (6,676)  $  (5,023)    $(19,198)
                                                                  ----------     ---------  ----------  ----------    ---------
Cash flows from investing activities:
Purchase of  fixed assets and other assets                        $  (2,676)     $ (2,159)  $  (1,066)   $ (1,209)    $ (4,955)
Proceeds from sales of fixed assets                                       -             -           -           -            7
Refund of deposit                                                         -             -           -          37            -
Deposit                                                                 (30)          (18)        (30)          -          (57)
                                                                  ----------     ---------  ----------  ----------    ---------
Net cash used in investing activities                             $  (2,706)     $ (2,177)  $  (1,096)   $ (1,172)    $ (5,005)
                                                                  ----------     ---------  ----------  ----------    ---------
Cash flows from financing activities:
Issue expenses                                                      $     -      $   (745)  $       -    $   (590)    $      -
Principal payments on capital lease obligation                          (26)          (30)        (14)        (16)         (56)
Proceeds from the issuance of Ordinary Shares                            79             -          79           -       64,187
Issuance of shares by consolidated company                            4,321             -       4,321           -            -
                                                                  ----------     ---------  ----------  ----------    ---------
Net cash (used in) provided by financing activities                $  4,374      $   (775)  $   4,386    $   (606)    $ 64,131
                                                                  ----------     ---------  ----------  ----------    ---------

Effect of exchange rate changes on cash                            $    (63)     $    (19)  $     (12)   $     (7)    $    (58)
                                                                  ----------     ---------  ----------  ----------    ---------

Decrease in cash and cash equivalents                             $ (10,930)     $(10,642)  $  (3,398)   $ (6,808)    $ 39,870
Cash and cash equivalents at beginning of period                     61,230        21,360       53,698      17,526      21,360
                                                                  ----------     ---------  ----------  ----------    ---------
Cash and cash equivalents at end of period                        $  50,300      $ 10,718   $   50,300   $  10,718     $61,230
                                                                  ==========     =========  ==========   =========     ========

The accompanying notes are an integral part of these consolidated financial statements.



                                          Given Imaging Ltd. and its Consolidated Subsidiaries
                                                      Consolidated Balance Sheets
                                               U.S.$ in thousands except per share data


(a)      Non-cash transactions

                                                                  Six month period ended     Three month period
                                                                       June 30,                ended June 30,        Year ended
                                                                 ------------------------  ----------------------    December 31,
                                                                    2002         2001         2002         2001        2001
                                                                 -----------  -----------  -----------  -----------  ------------
                                                                 (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)   (Audited)

Capital lease obligations                                           $   -         $   28      $     -      $    -       $   28
Purchase of fixed assets                                            $ 1,300       $    -      $ 1,300      $    -       $    -

===================================================================================================================================

(b)      Supplementary cash flow information

                                                                  Six month period ended     Three month period
                                                                         June 30,               ended June 30,      Year ended
                                                                  -----------------------    ------------------     December 31,
                                                                    2002         2001         2002         2001        2001
                                                                 -----------  -----------  -----------  ----------- ------------
                                                                 (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)  (Audited)

 Interest paid                                                        $   5         $  6        $   2       $   3        $  12
 Income taxes paid                                                    $  47         $ 38        $  29       $  27        $  75


The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
                           Consolidated Balance Sheets
                    U.S. $ in thousands except per share data

Note 1 - Organization and Basis of Presentation

     A. Description of business

     Given Imaging Ltd. (the "Company") was incorporated in Israel in January 1998. The Company has generated revenue from sales of its products commencing the third quarter of 2001. Due in large part to the significant research and development expenditures required to develop its product, the Company has generated losses each year since its inception.

     On August 1, 2001, the U.S. Food and Drug Administration cleared the marketing in the United States of the Company's swallowable video capsule.

     The novel medical device industry in which the Company is involved is characterized by the risks of regulatory barriers and reimbursement issues. Penetration into the world market requires the investment of considerable resources and continuous development efforts. The Company's future success is dependent upon several factors including the technological quality, regulatory approvals and sufficient reimbursement of its products. There can be no assurance that the Company will be able to maintain the high technological quality of its product or to continue to develop or market its new products effectively.

     Commencing the second quarter of 2002, the Company is no longer considered a development stage company and therefore it ceased applying SFAS 7.

     On March 6, 2002, the Company requested the withdrawal of the Registration Statement on Form F-1 filed by the Company with the Securities and Exchange Commission on January 28, 2002. The Company has determined at this time not to proceed with the registration and sale of the securities covered by the Registration Statement due to market conditions. No securities were sold pursuant to the Registration Statement.

     B. Basis of presentation

     The accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly, the financial information included therein. It is suggested that these financial statements be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2001. Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

Note 2 - Japanese Subsidiary

     In May 2002, the Company signed an agreement with Marubeni Corporation and Suzuken Co. Ltd. ("the Partners") for the purpose of establishing a joint venture through recently established wholly-owned subsidiary in Japan, Given Imaging KK. According to the agreement, the Partners invested $ 4.3 million in consideration for 49% of Given Imaging KK equity. Since Given Imaging KK is a newly formed subsidiary, the Company recorded a capital reserve of $ 2.2 million as a result of this investment.